Press Release

CAE reports third quarter results for fiscal year 2010

  Net earnings of C$37.7 million or C$0.15 per share

  Net debt at C$271.6 million

  Civil aviation markets showing signs of stabilizing

Montreal, February 10, 2010 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2009. Net earnings were $37.7 million ($0.15 per share), compared to $52.1 million ($0.20 per share) in the third quarter of last year. Excluding a restructuring charge of $3.9 million recorded during the quarter, net earnings were $40.3 million ($0.16 per share). All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins and per
share amounts)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$382.9	364.5	383.0	438.8	424.6
Total segment operating
income		$64.6	62.3	72.3	79.6	77.6
Restructuring charge		$(3.9)	(1.1)	(27.2)	–	–
Earnings before interest
and income taxes (EBIT)		$60.7	61.2	45.1	79.6	77.6
As a % of revenue	%	15.9	16.8	11.8	18.1	18.3

Net earnings		$37.7	39.1	27.2	52.7	52.1

Diluted EPS		$0.15	0.15	0.11	0.21	0.20
Backlog		$2,917.1	3,034.8	3,278.2	3,181.8	2,942.8

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Consolidated revenue this quarter was $382.9 million compared to $424.6 million last year.

Third-quarter consolidated earnings before interest and taxes(1) (EBIT) were $60.7 million, or 15.9% of revenue. EBIT before the restructuring charge was $64.6 million, or 16.9% of revenue.

“Our performance in the third quarter resulted from our diversification between military and civil markets and our broad global reach. We have continued to be profitable through this challenging period by adapting our business to current and expected market conditions,” said Marc Parent, CAE’s President and Chief Executive Officer. “The civil aerospace market is showing signs of stabilizing at current low levels. The eventual market recovery will likely be gradual, and will benefit our civil training segment before our civil products segment. In the meantime, our defence business continues to grow globally and we have continued to invest in CAE’s future.”

Business highlights

In our military segments we received orders of $166.7 million during the quarter, including a long-term training services agreement with the Royal Netherlands Air Force and a maintenance and support services contract with the German Ministry of Defence. In addition, we won major upgrade work for Chinook helicopter and Tornado jet fighter simulators used to train these two national air forces.

In our civil segments we secured training and services contracts with an expected value of $86.0 million and we were awarded $63.1 million in contracts including six full-flight simulators (FFSs) from customers in Asia and New Zealand including: Mount Cook Airlines; COMAC (two ARJ21 Chinese regional jet FFSs); Malaysian Airlines System; and Shanghai Eastern Flight Training Company. Year-to-date we have announced 14 FFS orders and one cancellation from a prior year. We see market opportunities and deals in progress in the remaining two months of the fiscal year to support our order target of 20 FFSs.

We have maintained the pace of our research and development (R&D) investments to continue to improve our technology leadership and to position CAE for long term growth. We have also been pursuing diversification to leverage CAE’s core capabilities into new markets including healthcare. Around the end of the quarter, we made two small acquisitions, ICCU Imaging Inc. and VIMEDIX Virtual Medical Imaging Training Systems Inc., in order to continue to develop our capabilities in the medical field.

Business segment results

A more detailed review of our segmented business unit highlights and financial results can be found in CAE’s Management’s Discussion and Analysis (MD&A) released today.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins and RSEUs)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$102.4	102.8	114.7	121.4	120.9
Segment operating income		$17.4	15.9	20.8	25.1	20.4
Operating margins	%	17.0	15.5	18.1	20.7	16.9
Backlog		$755.9	792.3	906.9	1,006.4	1,036.0
RSEUs		129	128	130	123	118

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Third quarter revenue in the TS/C segment decreased 15% compared to last year due to softer market conditions in North America and Europe and the negative impact from the appreciation of the Canadian dollar. Compared to last quarter, increased revenue from seasonally higher utilization was offset by additional foreign exchange pressure, and lower ab-initio flight training through our flight schools, mainly caused by adverse weather conditions in Europe. Since last year we deployed 11 additional Revenue Simulator Equivalent Units (RSEUs) to our network.

Segment operating income was $17.4 million (17.0% of revenue) in the third quarter, compared to $15.9 million (15.5% of revenue) last quarter and $20.4 million (16.9% of revenue) in the third quarter last year. The increase from last quarter is the result of cost containment measures taken in prior quarters.

During the third quarter, our TS/C segment represented 27% of CAE’s consolidated revenue and 27% of total segment operating income.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$72.6	63.9	83.1	107.3	119.3
Segment operating income		$11.4	12.4	16.7	18.5	22.8
Operating margins	%	15.7	19.4	20.1	17.2	19.1
Backlog		$244.1	254.5	293.6	288.2	359.5

Revenue in the SP/C segment was $72.6 million during the third quarter, down 39% from last year as a result of fewer orders this year and the reversal of revenue on the cancellation of an FFS order for which production was already in progress. This revenue reversal was more than offset by additional revenue recorded in the quarter on a sales-type capital lease.

Segment operating income was $11.4 million (15.7% of revenue), down 50% from last year, commensurate with lower volume and challenging market conditions.

During the third quarter, our SP/C segment represented 19% of CAE’s consolidated revenue and 18% of total segment operating income.

Military segments

Revenue in the third quarter for our combined Military business was $207.9 million and operating income was $35.8 million, resulting in an operating margin of 17.2%.

Military represented 54% of CAE’s consolidated revenue and 55% of total segment operating income.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$140.4	137.4	118.5	143.6	125.5
Segment operating income		$23.4	24.3	22.2	26.8	25.7
Operating margins	%	16.7	17.7	18.7	18.7	20.5
Backlog		$815.3	889.8	1,072.5	893.0	714.0

Revenue in the SP/M segment was $140.4 million in the third quarter, up 12% year over year mainly because of higher activity and the integration into our results of the DSA business unit, which we acquired from Bell Aliant in May 2009.

Segment operating income this quarter was $23.4 million (16.7% of revenue), down 9% year over year mainly because of program mix and higher R&D expenses.

Training & Services /Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$67.5	60.4	66.7	66.5	58.9
Segment operating income		$12.4	9.7	12.6	9.2	8.7
Operating margins	%	18.4	16.1	18.9	13.8	14.8
Backlog		$1,101.8	1,098.2	1,005.2	994.2	833.3

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue in the TS/M segment was $67.5 million in the third quarter, up 15% year over year mainly because of higher activity levels.

Segment operating income was $12.4 million (18.4% of revenue) this quarter, up 43% from the same period last year. The increase is the result of higher activity and a larger dividend from a U.K.-based investment related to the Medium Support Helicopter Aircrew Training Facility we operate for the U.K. Ministry of Defence.

Cash flow and financial position

CAE’s free cash flow(2) was $0.3 million for the third quarter and $64.1 million for the first nine months of the fiscal year.

Growth capital expenditures were $14.7 million this quarter and maintenance capital expenditures were $9.4 million. Total capital expenditures year to date are $82.4 million. We expect this to reach approximately $140 million for the year as a whole.

Net debt(3) was $271.6 million at December 31, 2009, up $13.8 million from last quarter.

CAE will pay a dividend of $0.03 per share on March 31, 2010 to shareholders of record at the close of business on March 15, 2010.

Additional consolidated financial results Restructuring

A restructuring charge of $3.9 million was incurred during the third quarter as part of a restructuring plan we announced in May 2009. We expect to incur a total charge of $34 million for the restructuring program and we intend to complete this by the end of the fiscal year.

Orders and backlog

Our consolidated backlog was $2.9 billion at the end of the quarter, compared to $3.0 billion last quarter. New orders of $315.8 million were added to backlog, offset by $382.9 million in revenue generated from backlog. As well, our backlog decreased by $50.6 million, mainly the result of foreign exchange adjustments. The book-to-sales ratio for the quarter was 0.82x and for the last 12 months was 1.07x.

Income taxes

Income taxes were $16.5 million this quarter, representing an effective tax rate of 30%. The tax rate was higher because of changes in the mix of income in various jurisdictions for tax purposes and the settlement of tax audits. We continue to expect the average effective income tax rate for the year to be approximately 29%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q3FY10.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2009 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q3 FY2010

CAE will host a conference call focusing on fiscal year 2010 third quarter financial results today at 12:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-9559-6849 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs more than 6,500 people at more than 90 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments, and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2009. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the English MD&A for the fiscal 2010 third quarter. The forward-looking statements contained in this news release represent our expectations as of February 10, 2010 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from sale of property, plant and equipment. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that the amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2009	2009
		Restated
Assets
Current assets
Cash and cash equivalents	$234.1	$195.2
Accounts receivable	276.4	322.4
Contracts in progress	244.0	215.3
Inventories	140.8	118.9
Prepaid expenses	30.8	31.3
Income taxes recoverable	22.4	11.5
Future income taxes	3.1	5.3
	$951.6	$899.9
Property, plant and equipment, net	1,179.4	1,302.4
Future income taxes	72.7	86.1
Intangible assets	116.4	99.5
Goodwill	164.1	159.1
Other assets	135.8	118.8
	$2,620.0	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$439.1	$540.4
Deposits on contracts	233.5	203.8
Current portion of long-term debt	62.9	125.6
Future income taxes	31.8	20.9
	$767.3	$890.7
Long-term debt	442.8	354.7
Deferred gains and other long-term liabilities	198.0	184.9
Future income taxes	40.7	37.7
	$1,448.8	$1,468.0

Shareholders’ equity
Capital stock	$439.3	$430.2
Contributed surplus	10.6	10.1
Retained earnings	886.0	805.0
Accumulated other comprehensive loss	(164.7)	(47.5)
	$1,171.2	$1,197.8
	$2,620.0	$2,665.8

Consolidated Statements of Earnings

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
		Restated		Restated
Revenue	$382.9	$424.6	$1,130.4	$1,223.4
Earnings before restructuring, interest and income taxes	$64.6	$77.6	$199.2	$226.2
Restructuring charge	3.9	–	32.2	–
Earnings before interest and income taxes	$60.7	$77.6	$167.0	$226.2
Interest expense, net	6.5	5.6	20.5	15.1
Earnings before income taxes	$54.2	$72.0	$146.5	$211.1
Income tax expense	16.5	19.9	42.5	61.6
Earnings from continuing operations	$37.7	$52.1	$104.0	$149.5
Results of discontinued operations	–	–	–	(1.1)
Net earnings	$37.7	$52.1	$104.0	$148.4
Basic and diluted earnings per share
from continuing operations	$0.15	$0.20	$0.41	$0.59
Basic and diluted earnings per share	$0.15	$0.20	$0.41	$0.58
Weighted average number of shares outstanding (basic)	255.9	254.9	255.7	254.7
Weighted average number of shares outstanding (diluted)(1)	255.9	254.9	255.7	255.1

(1) For the three and nine months ended December 31, 2009, and for the three months ended December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
nine months ended December 31, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1
Adjustment for change in
accounting policy	–	–	–	(8.3)	1.0	(7.3)
Stock options exercised	1,069,945	6.0	–	–	–	6.0
Transfer upon exercise of
stock options	–	2.8	(2.8)	–	–	–
Stock dividends	36,984	0.3	–	(0.3)	–	–
Stock-based
compensation	–	–	3.3	–	–	3.3
Net earnings	–	–	–	104.0	–	104.0
Dividends	–	–	–	(22.7)	–	(22.7)
Other comprehensive loss	–	–	–	–	(117.2)	(117.2)
Balances,
end of period	256,253,372	$439.3	$10.6	$886.0	$(164.7)	$1,171.2

The total of Retained earnings and Accumulated other comprehensive loss for the nine months ended December 31, 2009 was $721.3 million ($702.2 million as at December 31, 2008).

(Unaudited)
nine months ended December 31, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Adjustment for change in
accounting policy	–	–	–	(10.0)	0.8	(9.2)
Stock options exercised	857,675	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	86,484	0.9	–	(0.9)	–	–
Stock-based
compensation	–	–	2.1	–	–	2.1
Net earnings	–	–	–	148.4	–	148.4
Dividends	–	–	–	(22.0)	–	(22.0)
Other comprehensive loss	–	–	–	–	64.6	64.6
Balances,
end of period	254,913,995	$428.8	$9.8	$760.0	$(57.8)	$1,140.8

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2009	2008		2009	2008
		Restated			Restated
Net earnings	$37.7	$52.1		$104.0	$148.4
Other comprehensive (loss) gain, net of income taxes:
Foreign currency translation adjustment
Net foreign exchange (losses) gains on translation of
financial statements of self-sustaining foreign operations	$(30.5)	$122.2		$(167.9)	$95.6
Net change in gains (losses) on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	3.5	(5.4)		14.1	(6.5)
Reclassification to income	0.3	(1.9)		0.3	(1.9)
Income tax adjustment	(0.4)	(0.2)		0.9	(0.3)
	$(27.1)	$114.7		$(152.6)	$86.9
Net changes in cash flow hedge
Net change in gains (losses) on derivative items designated
as hedges of cash flows	$7.0	$(49.1)		$44.3	$(37.3)
Reclassifications to income or to the related
non-financial assets or liabilities	(6.9)	12.2		6.3	4.6
Income tax adjustment	0.3	11.7		(15.2)	10.4
	$0.4	$(25.2)		$35.4	$(22.3)
Total other comprehensive (loss) income	$(26.7)	$89.5		$(117.2)	$64.6
Comprehensive income (loss)	$11.0	$141.6		$(13.2)	$213.0

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign			Accumulated
(Unaudited)	Currency				Other
as at December 31, 2009	Translation	Cash Flow		Comprehensive
(amounts in millions of Canadian dollars)	Adjustment		Hedge		Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(20.4)	$(28.1)		$(48.5)
Adjustment for change in accounting policy	1.0		–		1.0
Details of other comprehensive loss:
Net change in (losses) gains	(153.8)		44.3		(109.5)
Reclassification to income or to the related
non-financial assets or liabilities	0.3		6.3		6.6
Income tax adjustment	0.9		(15.2)		(14.3)
Total other comprehensive loss	$(152.6)	$35.4		$(117.2)
Balance in accumulated other comprehensive
loss at end of period	$(172.0)	$7.3		$(164.7)

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions of Canadian dollars)	2009	2008	2009	2008
		Restated		Restated
Operating activities
Net earnings	$37.7	$52.1	$104.0	$148.4
Results of discontinued operations	–	–	–	1.1
Earnings from continuing operations	$37.7	$52.1	$104.0	$149.5
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	19.9	20.0	57.4	53.0
Financing cost amortization	0.2	0.2	0.6	0.6
Amortization of intangible and other assets	4.5	4.2	13.5	11.3
Future income taxes	14.0	2.5	15.8	15.9
Investment tax credits	(12.4)	1.3	(9.9)	10.6
Stock-based compensation plans	1.6	(8.9)	10.0	(15.5)
Employee future benefits – net	0.3	(0.2)	(0.3)	0.2
Amortization of other long-term liabilities	(1.7)	(1.9)	(5.4)	(6.9)
Other	(1.9)	(6.1)	(2.7)	(6.1)
Changes in non-cash working capital	(40.4)	29.0	(64.7)	(90.0)
Net cash provided by operating activities	$21.8	$92.2	$118.3	$122.6
Investing activities
Business acquisitions, net of cash and cash equivalents
acquired	$(6.7)	$(0.4)	$(29.6)	$(39.1)
Capital expenditures	(24.1)	(51.9)	(82.4)	(140.9)
Proceeds from disposal of property, plant and equipment	0.3	–	8.8	–
Deferred development costs	(3.3)	(3.3)	(9.4)	(7.4)
Other	(4.8)	(1.0)	(9.8)	(3.6)
Net cash used in investing activities	$(38.6)	$(56.6)	$(122.4)	$(191.0)
Financing activities
Proceeds from long-term debt, net of transaction costs
and hedge accounting adjustment	$9.9	$16.6	$164.6	$39.1
Repayment of long-term debt	(10.7)	(8.6)	(104.2)	(22.7)
Proceeds from capital lease	4.7	–	21.6	–
Dividends paid	(7.6)	(7.4)	(22.7)	(22.0)
Common stock issuance	2.6	–	6.0	8.4
Other	(0.5)	(7.8)	(1.9)	(9.1)
Net cash (used in) provided by financing activities	$(1.6)	$(7.2)	$63.4	$(6.3)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(4.6)	$19.6	$(20.4)	$16.8
Net (decrease) increase in cash and cash equivalents	$(23.0)	$48.0	$38.9	$(57.9)
Cash and cash equivalents at beginning of period	257.1	149.8	195.2	255.7
Cash and cash equivalents at end of period	$234.1	$197.8	$234.1	$197.8